March 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Athlon Energy Inc. (“Athlon”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 7, 2014. This disclosure can be found on pages 122-123 of the Annual Report on Form 10-K and is incorporated by reference herein. Athlon made such disclosure based on information provided by other companies that may be deemed to be under common control with Athlon, and not because of any conduct by Athlon.

Very truly yours,

Athlon Energy Inc.

By:	/s/ Robert C. Reeves
Name: Robert C. Reeves
Title: President and Chief Executive Officer

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